Exhibit (a)(1)(R)

[FORM OF COMMUNICATION REGARDING THE RESULTS OF THE OPTION EXCHANGE OFFER]

Results of the Option Exchange Offer

EA’s option exchange offer expired at 9:00 p.m., Pacific Time, on September 15, 2006. Since the offer has now terminated, EA will not be accepting any additional elections to participate in the exchange. If you had an option grant accepted for exchange, shortly you will receive an award agreement for each such grant (in the form previously provided to you, but with the blanks filled in), which you will be required to sign and return to EA in accordance with instructions that will be provided.

If you have any questions, please telephone Stock Administration at +1 (650) 628-2600 (extension 82600) or send an email to StockAdministration@EA.com.

Thank you,